NEWS RELEASE

PARAMOUNT ENERGY TRUST MAKES NON-MATERIAL AMENDMENTS TO THE TRUST’S YEAR END MANAGEMENT’S DISCUSSION AND ANALYSIS AND ANNUAL INFORMATION FORM

Calgary, Alberta – March 24, 2006 (TSX – PMT.UN) Paramount Energy Trust (“PET” or “the Trust”) has made non-material amendments to its management’s discussion and analysis (“MD&A”) and annual information form (“AIF”) for the year ended December 31, 2005 and has refiled its amended MD&A and revised AIF with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada.  An electronic copy of the amended MD&A and AIF may be found on PET’s SEDAR profile at www.sedar.com or on the Trust’s website at www.paramountenergy.com.

ABOUT PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB and PMT.DB.A.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, Alberta  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose, President and Chief Executive Officer

Cam Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding PET including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.